SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_____________________

Avery Dennison Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

HiMEDS Units, in the form of Corporate HiMEDS Units, stated amount of $50.00 per unit
(Title of Class of Securities)

053611307
(CUSIP Number of Class of Securities)

_________________
Susan C. Miller, Esq.
Senior Vice President, General Counsel and Secretary
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103
(626) 304-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)
_____________________

Copies to:
J. Scott Hodgkins, Esq.
Wesley C. Holmes, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, CA 90071-1560
(213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$235,334,000	$9,248.63

* This valuation assumes the exchange of 8,360,000 Corporate HiMEDS Units of Avery Dennison Corporation (“Avery Dennison”), stated amount $50.00 per unit, for cash and shares of common stock of Avery Dennison, par value $1.00 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of Avery Dennison Corporate HiMEDS Units of $28.15 as of February 2, 2009, as reported on the New York Stock Exchange.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, at a rate of $39.30 per $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Avery Dennison Corporation, a Delaware corporation (“Avery Dennison”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by Avery Dennison to exchange up to 8,360,000, or 95%, of its HiMEDS Units, stated amount $50.00 per unit (the “HiMEDS Units”), in the form of Corporate HiMEDS Units (the “Corporate HiMEDS Units”), comprised of (i) a purchase contract obligating the holder to purchase from Avery Dennison shares of Avery Dennison’s common stock, par value $1.00 per share (the “common stock”) and (ii) a 1/20 or 5.0% undivided beneficial interest in a $1,000 aggregate principal amount 5.350% senior note due November 15, 2020 (the “HiMEDS senior notes”), for 0.9756 shares of common stock and $6.50 in cash (which includes the accrued and unpaid contract adjustment payments with respect to the purchase contracts and the accrued and unpaid interest with respect to the HiMEDS senior notes) per Corporate HiMEDS Unit (the “offer consideration”). Avery Dennison is not offering to exchange any Treasury HiMEDS Units in the offer.

The offer is made upon the terms and subject to the conditions described in the offer to exchange, dated February 3, 2009 (the “offer to exchange”), and the related letter of transmittal. The offer to exchange and the related letter of transmittal are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto.

The information set forth in the offer to exchange and the related letter of transmittal is hereby expressly incorporated herein by reference in response to all applicable items required in this Schedule TO. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Exchange Act.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary of the Offer” in the offer to exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the subject company is Avery Dennison Corporation, a Delaware corporation, and the address of its principal executive office is 150 North Orange Grove Boulevard, Pasadena, California 91103. The telephone number of its principal executive office is (626) 304-2000.

(b)	The subject securities are Avery Dennison’s HiMEDS Units in the form of Corporate HiMEDS Units. As of the date hereof, there are 8,800,000 Corporate HiMEDS Units outstanding. The information set forth in the offer to exchange under the caption “Summary of the Offer” is incorporated herein by reference.

(c)	The information set forth in the offer to exchange under the caption “Description of the Offer — Market and Trading Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	The filing person is the subject company, Avery Dennison Corporation. The information set forth under Item 2(a) above is incorporated herein by reference.

As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of Avery Dennison. No single person or group of persons controls Avery Dennison.

Name	Position
Kent Kresa	Director and Chairman of the Board
Peter K. Barker	Director
Rolf Börjesson	Director

John T. Cardis	Director
Richard M. Ferry	Director
Ken C. Hicks	Director
Peter W. Mullin	Director
David E.I. Pyott	Director
Patrick T. Siewert	Director
Julia A. Stewart	Director
Dean A. Scarborough	President, Chief Executive Officer and Director
Daniel R. O’Bryant	Executive Vice President, Finance and Chief Financial Officer
Diane B. Dixon	Senior Vice President, Corporate Communications and Advertising
Anne Hill	Senior Vice President, Chief Human Resources Officer
Robert M. Malchione	Senior Vice President, Corporate Strategy and Technology
Susan C. Miller	Senior Vice President, General Counsel and Secretary
Mitchell R. Butier	Vice President, Global Finance and Chief Accounting Officer
Karyn E. Rodriguez	Vice President and Treasurer
Timothy G. Bond	Group Vice President, Office Products
Timothy S. Clyde	Group Vice President, Specialty Materials and Converting
Terrence L. Hemmelgarn	Group Vice President, Retail Information Services
Donald A. Nolan	Group Vice President, Roll Materials

The address and telephone number of each director and executive officer of Avery Dennison listed above is: c/o Avery Dennison Corporation, 150 North Orange Grove Boulevard, Pasadena, California 91103, and each such person’s telephone number is (626) 304-2000.

Item 4.	Terms of the Transaction.

(a)	The information set forth in the offer to exchange under the captions “Summary of the Offer,” “Description of the Offer,” “Comparison of Rights of Holders of Corporate HiMEDS Units and Holders of Avery Dennison Common Stock,” “Description of Avery Dennison Common Stock” and “Certain U.S. Federal Income Tax Consequences,” as well as the information set forth in the related letter of transmittal, are incorporated herein by reference.

(b)	To the knowledge of Avery Dennison, based on reasonable inquiry, no Corporate HiMEDS Units are owned by any officer, director or affiliate of Avery Dennison, and therefore no Corporate HiMEDS Units will be purchased from any officer, director or affiliate of Avery Dennison. The information set forth under the caption “Interests of Directors and Officers” in the offer to exchange is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e)	Avery Dennison is party to the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the HiMEDS Units:

1)	Underwriting Agreement, dated November 14, 2007, among Avery Dennison and J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as representatives of the several underwriters listed on Schedule 1 thereto.

2)	Purchase Contract and Pledge Agreement, dated November 20, 2007, between Avery Dennison and The Bank of New York Trust Company, N.A., as Purchase Contract Agent, and The Bank of New York Trust Company, N.A., as Collateral Agent, Custodial Agent and Securities Intermediary.

3)	Form of Corporate HiMEDS Unit Certificate and Treasury HiMEDS Unit Certificate.

4)	First Supplemental Indenture dated November 20, 2007 between Avery Dennison and The Bank of New York Trust Company, N.A., as Trustee.

5)	Form of 5.350% HiMEDS senior note due November 15, 2020 of Avery Dennison.

6)	Form of Remarketing Agreement.

The information set forth in the offer to exchange under the captions “Incorporation by Reference; Additional Information,” “Comparison of Rights of Holders of Corporate HiMEDS Units and Holders of Avery Dennison Common Stock,” and “Description of Avery Dennison Common Stock” is incorporated herein by reference. The information set forth under (i) Item 8, Financial Statements and Supplementary Data, in Avery Dennison’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and (ii) Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 3, Quantitative and Qualitative Disclosures about Market Risk, in Avery Dennison’s Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2008 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the offer to exchange under the captions “Background and Purpose of the Offer” and “Recent Developments” is incorporated herein by reference.

(b)	The information set forth in the offer to exchange under the caption “Use of Proceeds” is incorporated herein by reference.

(c)	The information set forth in the offer to exchange under the caption “Recent Developments” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the offer to exchange under the captions “Summary of the Offer” and “Description of the Offer—Terms of the Offer” is incorporated herein by reference. Avery Dennison is funding the cash portion of the offer consideration by issuing commercial paper backed by its $1 billion First Amended and Restated Revolving Credit Agreement, dated as of August 10, 2007, as amended January 23, 2009, among Avery Dennison, Citicorp USA, Inc., as Administrative Agent, Bank of America, N.A., as Syndication Agent, the Other Banks party thereunder, and Citigroup Global Markets Inc. and Banc of Americas Securities LLC, as Lead Arrangers (the “Revolving Credit Agreement”). Avery Dennison would require $54,340,000 in cash and 8,156,016 shares of common stock to purchase the maximum amount of Corporate HiMEDS Units sought in the offer.

(b)	The information set forth in the offer to exchange under the caption “Description of the Offer — Conditions to the Offer” is incorporated herein by reference. To the extent Avery Dennison is unable to place its commercial paper in amounts sufficient to pay the cash portion of the offer consideration set forth under Item 7(a), it intends to borrow under the Revolving Credit Agreement. Avery Dennison currently has no other alternative financing arrangements or alternative financing plans.

(d)	(1) The information set forth under Item 7(a) above is incorporated herein by reference. The parties to the Revolving Credit Agreement are set forth in Item 7(a). Avery Dennison’s commercial paper bears an annual rate of 0.90%. Borrowings under the Revolving Credit Agreement bear an annual rate, at Avery Dennison’s option, of either (i) between LIBOR plus 1.800% and LIBOR plus 3.500%, depending on Avery Dennison’s debt ratings by either Standard & Poor’s (“S&P”) or Moody’s Investors Service (“Moody’s”), or (ii) the higher of (A) the federal funds rate plus 0.50% or (B) the prime rate, plus between 0.800% and 2.500%, depending on Avery Dennison’s debt ratings by either S&P or Moody’s. Borrowings available under the Revolving Credit Agreement are currently at an annul rate of 2.51%. The Revolving Credit Agreement is unsecured and matures on August 10, 2012.

(2) Avery Dennison plans to repay its commercial paper borrowings with cash generated in the normal course of business but may repay a portion of, or all, such borrowings by drawing against the Revolving Credit Agreement. Avery Dennison currently has no plans or arrangements to refinance, other than in the normal course of business, any funds drawn from the Revolving Credit Agreement that are to be used in the transaction.

Item 8.	Interest in Securities of the Subject Company.

(a)	None of Avery Dennison or any of its directors or executive officers owns any Corporate HiMEDS Units. The information set forth in the offer to exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

(b)	The information set forth in the offer to exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

For information regarding the Exchange Agent and the Information Agent, see the information set forth in the offer to exchange under the caption “Exchange Agent and Information Agent,” which is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the offer, other than certain employees of Avery Dennison, none of whom will receive any special or additional compensation in connection with the offer beyond their normal compensation. See the information set forth in the offer to exchange under the caption “Notice to Investors” and “Description of the Offer—Terms of the Offer,” which is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	The information set forth in the offer to exchange under the captions “Selected Historical Consolidated Financial Data” and “Incorporation by Reference; Additional Information” is incorporated herein by reference. The information set forth under (i) Item 8, Financial Statements and Supplementary Data, in Avery Dennison’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and (ii) Item 1, Financial Statements, and Exhibit 12, Avery Dennison Corporation and Subsidiaries Computation of Ratios of Earnings to Fixed Charges, in Avery Dennison’s Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2008 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	The information set forth in the offer to exchange under the caption “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a)	The information set forth in the offer to exchange under the captions “Recent Developments,” “Description of the Offer—Conditions to the Offer” is incorporated herein by reference.

(b)	The information set forth in the offer to exchange and the related letter of transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Exchange, dated February 3, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)(A)*	News Release, dated February 3, 2009.

(a)(5)(B)*	Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(C)*	Form of Letter to Clients.

(a)(5)(D)*	Form of Notice of Guaranteed Delivery.

(b)(1)	First Amended and Restated Revolving Credit Agreement, dated August 10, 2007, among Avery Dennison, Citicorp USA, Inc., as Administrative Agent, Bank of America, N.A., as Syndication Agent, the Other Banks party thereunder, and Citigroup Global Markets Inc. and Banc of America Securities LLC, as Lead Arrangers, incorporated herein by reference to Exhibit 10.2.2 filed with Avery Dennison’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007.

(b)(2)	Second Amendment to First Amended and Restated Revolving Credit Agreement, dated January 23, 2009, among Avery Dennison Corporation, Citicorp USA, Inc., as Administrative Agent, and the other Banks party thereunder, incorporated herein by reference to Exhibit 99.3 filed with Avery Dennison’s Current Report on Form 8-K filed with the SEC on January 27, 2009.

(d)(1)	Underwriting Agreement, dated November 14, 2007, among Avery Dennison and J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as representatives of the several underwriters listed on Schedule 1 thereto, incorporated herein by reference to Exhibit 1.1 filed with Avery Dennison’s Current Report on Form 8-K filed with the SEC on November 20, 2007.

(d)(2)	Purchase Contract and Pledge Agreement, dated November 20, 2007, between Avery Dennison and The Bank of New York Trust Company, N.A., as Purchase Contract Agent, and The Bank of New York Trust Company, N.A., as Collateral Agent, Custodial Agent and Securities Intermediary, incorporated herein by reference to Exhibit 4.1 filed with Avery Dennison’s Current Report on Form 8-K filed with the SEC on November 20, 2007.

(d)(3)	Form of Corporate HiMEDS Unit Certificate, incorporated herein by reference to Exhibits 4.5 filed with Avery Dennison’s Current Report on Form 8-K filed with the SEC on November 20, 2007.

(d)(4)	Form of Treasury HiMEDS Unit Certificate, incorporated herein by reference to Exhibits 4.2 filed with Avery Dennison’s Current Report on Form 8-K filed with the SEC on November 20, 2007.

(d)(5)	First Supplemental Indenture dated November 20, 2007 between Avery Dennison and The Bank of New York Trust Company, N.A., as Trustee, incorporated herein by reference to Exhibit 4.3 filed with Avery Dennison’s Current Report on Form 8-K filed with the SEC on November 20, 2007.

(d)(6)	Form of 5.350% Senior Notes due November 15, 2020 of Avery Dennison, incorporated herein by reference to Exhibit 4.7 filed with Avery Dennison’s Current Report on Form 8-K filed with the SEC on November 20, 2007.

(d)(7)	Form of Remarketing Agreement, incorporated herein by reference to Exhibit 4.4 filed with Avery Dennison’s Current Report on Form 8-K filed with the SEC on November 20, 2007.
_________________
* Filed herewith.

Item 13.	Additional Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2009	AVERY DENNISON CORPORATION

	By:	/s/ Karyn E. Rodriguez
	Name:	Karyn E. Rodriguez
	Title:	Vice President and Treasurer